UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

THE NASDAQ OMX GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

631103108

(CUSIP Number)

Alan M. Klein, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 631103108

1.	Names of Reporting Persons Investor AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 18,004,142

	8.	Shared Voting Power

	9.	Sole Dispositive Power 18,004,142

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,004,142

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.2%*

14.	Type of Reporting Person (See Instructions) OO

* Based on 175,782,883 outstanding Shares of the Issuer as of December 31, 2010, as provided by the Issuer.

CUSIP No. 631103108

1.	Names of Reporting Persons Duba AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 18,004,142

	8.	Shared Voting Power

	9.	Sole Dispositive Power 18,004,142

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,004,142

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.2%*

14.	Type of Reporting Person (See Instructions) OO

* Based on 175,782,883 outstanding Shares of the Issuer as of December 31, 2010, as provided by the Issuer.

CUSIP No. 631103108

1.	Names of Reporting Persons Investor Trading AB

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 18,004,142

	8.	Shared Voting Power

	9.	Sole Dispositive Power 18,004,142

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,004,142

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.2%*

14.	Type of Reporting Person (See Instructions) OO

* Based on 175,782,883 outstanding Shares of the Issuer as of December 31, 2010, as provided by the Issuer.

This Amendment No. 1 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of The NASDAQ OMX Group, Inc., a Delaware corporation (the “Issuer”), and supplementally amends the initial statement on Schedule 13D, dated January 24, 2011, filed by Investor AB, Duba AB and Investor Trading AB (each a “Reporting Person”) relating to the Shares (the “Initial Statement” and, together with this Amendment No. 1, the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby amended and supplemented as follows:

On February 7, 2011, Investor Trading AB entered into a Stock Purchase Agreement, dated as of February 7, 2011, among Investor Trading AB, Silver Lake Partners TSA, L.P., Silver Lake Investors, L.P., Silver Lake Partners II TSA, L.P. and Silver Lake Technology Investors II, L.P., a copy of which is attached hereto as Exhibit 4 and the terms of which are incorporated herein by reference (the “Stock Purchase Agreement”), to purchase 1,000,000 Shares for an aggregate purchase price of $26,050,000, or $26.05 per Share.  Investor Trading AB obtained the funds to purchase such Shares from the working capital of the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a)               Each of the Reporting Persons may be deemed to be the beneficial owner of the 18,004,142 Shares held by Investor Trading AB (approximately 10.2% of the total number of outstanding Shares based on 175,782,883 outstanding Shares of the Issuer as of December 31, 2010, as provided by the Issuer).

(b)               Each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the 18,004,142 Shares held by Investor Trading AB.

(c)                Other than the 1,000,000 Shares purchased by Investor Trading AB pursuant to the Stock Purchase Agreement, to the best knowledge of the Reporting Persons, no transactions in the Shares have been effected since the date of the Initial Statement by any of the Reporting Persons or any of the other entities or individuals named in response to Item 2 hereof.

(d)               To the best knowledge of the Reporting Person, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)                Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and supplemented as follows:

Stock Purchase Agreement

As noted in Item 3 hereof, on February 7, 2011, Investor Trading AB entered into the Stock Purchase Agreement to purchase 1,000,000 Shares for an aggregate purchase price of $26,050,000, or $26.05 per Share.

Item 7.	Materials to be Filed as Exhibits
Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit 4                Stock Purchase Agreement, dated as of February 7, 2011, among Investor Trading AB, Silver Lake Partners TSA, L.P., Silver Lake Investors, L.P., Silver Lake Partners II TSA, L.P. and Silver Lake Technology Investors II, L.P.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2011

INVESTOR AB

By:	/s/ Petra Hedengran
Name:	Petra Hedengran
Title:	Managing Director and General Counsel

By:	/s/ Johan Bygge
Name:	Johan Bygge
Title:	Chief Financial Officer

DUBA AB

By:	/s/ Johan Bygge
Name:	Johan Bygge
Title:	Chairman

By:	/s/ Anders Eckerwall
Name:	Anders Eckerwall
Title:	Director

INVESTOR TRADING AB

By:	/s/ Johan Bygge
Name:	Johan Bygge
Title:	Managing Director

By:	/s/ Anders Eckerwall
Name:	Anders Eckerwall
Title:	Director

Signature Page to Schedule 13D

EXHIBIT INDEX

Exhibit 4                Stock Purchase Agreement, dated as of February 7, 2011, among Investor Trading AB, Silver Lake Partners TSA, L.P., Silver Lake Investors, L.P., Silver Lake Partners II TSA, L.P. and Silver Lake Technology Investors II, L.P.